Exhibit 99.1

Hi everyone,

My name is Adam Cisse and I work on the operations team here at Masterworks.

We are pleased to present a new offering on the Masterworks platform, a painting by the contemporary pop-artist, KAWS. Beginning his career as a street artist in New York City, KAWS has developed a unique visual language, incorporating elements of animation, advertisement and fine art. In the last three years, the art market has caught up with popular culture and the demand for KAWS’ work has grown on a global scale.

In 2021, the Brooklyn Museum opened “KAWS: WHAT PARTY,” a comprehensive survey show, featuring over 100 works and several new pieces. The same year, KAWS’ auction turnover totaled over $31 million, ranking him among the top 70 of all artists worldwide.

To provide investment quality offerings by the artist, our acquisitions team has reviewed nearly 140 examples of KAWS’ works from around the world, many of which are priced in excess of $1 million.

Created in 2019, the painting is a prime example of KAWS’ dynamic character paintings and depicts CHUM, the artist’s reinterpretation of the iconic Michelin Man. The closely-cropped format and simplified detail are reminiscent of pop artists like Andy Warhol and Roy Lichtenstein.

As of January 2023, recent examples featuring CHUM have sold at auction in excess of $700,000. These include “CHUM (KCO18)” (2016), an example on shaped canvas, which sold for $720,000 at Sotheby’s, Hong Kong in October of 2022. Also, “Urge (KUA9)” (2020), which is smaller than the Painting but shares a similar composition and format, sold for $810,000 at Christie’s, New York in November of 2021. “CHUM (KCB7)” (2012), an example comparable to the Painting, sold for $2.4 million, nearly five times its high estimate of $500,000 in November 2018 at Christie’s, New York.

Between September 2014 and October 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 24.4%. Between March 2009 and September 2022, the record auction price for KAWS’ works has grown at a compound annualized rate of 92.2%.